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Craft BeerLunchDinner
Tepeyolot Cerveceria

Brewery

2130 Kings Avenue
Jacksonville, FL 32207
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INVESTMENT OPPORTUNITY
Tepeyolot Cerveceria is seeking investment to purchase equipment and finalize renovations at Jacksonville's newest craft brewery.
Renovating LocationFirst LocationLease SecuredOperating Pop-ups
Early Investor Bonus: The investment multiple is increased to 1.7× for the next $80,000 invested.
Profile
Pitch
Data
Discussion
Perks
Business Overview

Tepeyolot (TEH-PEH-YO-LOT) is an Aztec themed brewpub coming to San Marco's centrally located Kings Avenue in Fall of 2020. Tepeyolot will feature craft beer, light Mexican fare, and a unique Aztec-inspired theme.

The Team
Luis Melgarejo
Owner

Six years ago I discovered craft beer; I started with beer from large craft breweries like Samuel Adams, New Belgium and Sierra Nevada. Then I tasted as many different styles of beer as possible. Soon after, I learned about the craft beer community and homebrewing. At this point everything snowballed, I wanted to learn more, do more, and brew more. I began dreaming of starting my own brewery which fueled my passion for the beer industry. From here my journey began. I started working at Hoggetowne Ale Works, a homebrew store, and Stubbies and Steins, a local craft beer restaurant. In addition, I began working at Tall Paul's, a small nano-brewery. At this point I was working 50-70 hours each week, but the time flew by. Each job was teaching me different aspects of the industry, as well as furthering my knowledge.

After a couple of years, I realized if I wanted to own a brewery I would need to work in one. The craft beer industry was just starting to develop where I lived, so my wife and I decided to move to "Beer City", Asheville, NC. I was extremely fortunate getting a job with Land of the Sky Mobile Canning, which gave me access into multiple craft breweries. This job took me to over twenty breweries I could experience firsthand. Here I learned a lot from the owners and each brewery we would service. With my experience in canning, I was able to get a job with Wicked Weed. This was the highlight of my career, working at an established, fast-growing brewery. While working at Wicked Weed I primarily operated the packaging line while also gaining firsthand experience in brewing various batches, as well as cellar work. The knowledge, connections and experience I gained far out-weighs any homebrewing experience. About a year into working with Wicked Weed the company sold to AB Inbev. I continue to communicate and get advice from the owners on how they created such a successful brewpub and brand in only three years.

Over the past six years I have gained an exorbitant amount of knowledge. While working full time I took the Siebel Concise Course in Brewing Technology. This course gave me insight into the professional, large scale side of brewing. During my time in the beer industry I realized how important local homebrewers are to craft beer and the benefits of working directly with a distributor. Being able to travel and work at various different breweries and look at their set-ups allowed me to learn the benefits and downfalls with each design. Finally, I was able to experience quick growth first hand with a developing brewery and learning from knowledgeable coworkers with years of experience.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.

Overview:

Tepeyolot will be a 7-barrel brewpub located in Jacksonville, Florida, Duval County. Since all of our beer will be sold in house we will serve beer out of serving tanks located in our cooler, as well as half-barrel kegs (15.5 gallons) and 1/6 barrel kegs (5 gallons). The use of serving tanks will decrease labor in the brewery because of their larger size and the kegs will allow us to rotate our tap list regularly. In our taproom pints will make up 75% of our sales, followed by 22% in food and 3% in merchandise. Our concept of opening a hyper-local brewery is influenced by the fact that all beer will be sold in house and mainly serving the local market. This business plan avoids competition normally encountered in distribution, eliminating the need for contracting with a distributor, losing markup and quality control of our product. We will avoid pursuing a distribution license until our product demand has exceeded output and we have established a plan and funding for a production facility. The emphasis for the production facility would be a large location with low overhead.

Our Location:

Our taproom location in the San Marco area is one of Jacksonville's oldest and up and coming neighborhoods. San Marco is currently being developed into an area of residence for the downtown workforce, being a mile south of downtown. Currently there are over four different mixed use complexes in development, which include multiple apartment complexes with additional shops and restaurants. This will allow us to establish our business and grow alongside the community. The culture in historic San Marco already has a Spanish feel to the area, our brand will feel right at home. Programs to expand the Skyway, Riverside Boulevard and the Riverwalk, will create other reasons for people to visit and live in San Marco. This location will allow us to showcase the quality of our authentic food and delicious beer.

Our Mission:

Tepeyolot's focus will be on the highest quality craft beer and food, which will develop and grow a steady local customer base. Our goal is not to directly compete with macrobreweries or large craft breweries, but to become part of Jacksonville's local ambiance. Beer of the highest quality will help create success for our brewpub and also add to the success of the craft beer industry as a whole. Our authentic food will allow customers to experience Mexican Culture. Tepeyolot plans on being involved within our community, in 2015 breweries and brewpubs raised $3.25 per barrel for charity. We believe that working alongside the community is what creates a strong following and support in craft beer. Community support is what sets apart small craft breweries from larger macrobreweries, both support one another.

Being of Mexican descent I find it homage to my culture to serve authentic Mexican cuisine. Local produce and fresh ingredients will be priorities in our kitchen by working with local farms and providing fresh food at a reasonable price. To pair with the Mexican food our core beer will be a Mexican lager. In addition, we plan on producing tart, "easy-drinking" Florida-Weisse beers that are highly marketable in the hot weather of Florida. Our core beers will be sessionable, meaning customers will be more likely to have more than just one.

Our colors were chosen to resemble traditional Mexican housing which is known for using pastel colors. The colors can also be seen as a play on the Mexican flag. We chose Cerveceria over Brewery to signify the Mexican influence. Our logo has two versions a "full" and "simple" version. This will allow us to use whichever we choose depending on the application of the logo.

Our Strengths:

Tepeyolot will have multiple strengths; the primary strength will be the uniqueness of our focus on lagers, as well as our plan to serve authentic Mexican cuisine. Lagers are generally more appealing to a broader audience because of the clean and crisp flavors they are known for. A compact food menu will allow us to focus on quality, authentic Mexican food rather than the traditional brewpub menu. All of the food served will pair excellent with our flagship Mexican lager or any one of our other core beers. Tepeyolot will thrive on the fact that we will provide food as well as house brewed beer. The choice of being a brewpub will create extra income from food sales while providing hungry patrons an excellent meal. Another strength will be Tepeyolot's founder, who has spent the last 5 years in the craft beer market, working in various aspects of the industry. With this knowledge we are looking at a location of 5,400 square feet, which will allow us to grow to our desired limit without space constraints. We will stand out in the market by having Hispanic influence, currently Hispanic culture is under represented in craft beer, creating large market potential.

Press Coverage:

https://www.thejaxsonmag.com/article/aztec-themed-tepeyolot-cerveceria-coming-to-san-marco/

https://www.jaxdailyrecord.com/article/aztec-inspired-brewpub-planned-for-san-marco

https://www.bizjournals.com/jacksonville/news/2020/02/14/new-san-marco-brewery-aims-to-bring-mexican-lagers.html

This is a preview. It will become public when you start accepting investment.
Data Room
Investment Round Status

$25,000

TARGET

$200,000

MAXIMUM

This investment round closes on December 3, 2020.

Intended Use of Funds
Target Raise
Maximum Raise
Equipment $23,500
Mainvest Compensation $1,500
Total $25,000
Summary of Terms
Legal Business Name TEZCAT, LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $80,000 invested
1.7×
Investment Multiple 1.5×
Business's Revenue Share 0.5%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2026
Documents
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Tezcat Business Plan.pdf
Tepeyolot Pro Forma.pdf
Pitch Deck Final.docx
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,131,643	$2,032,267	$2,566,763	$4,147,859	$4,928,740
Cost of Goods Sold	$152,394	$401,447	$475,450	$794,466	$955,041
Gross Profit	$979,249	$1,630,820	$2,091,313	$3,353,393	$3,973,699

EXPENSES

Total SG&A Expenses	$285,801	$519,312	$703,369	$900,733	$1,042,259
Operating Profit	$693,448	$1,111,508	$1,387,944	$2,452,660	$2,931,440

This information is provided by Tepeyolot Cerveceria. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Financial Condition
Limited operating history

Tepeyolot Cerveceria was established on July 16, 2019 but not did not conduct business or generate revenue until August 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Historical milestones

Tepeyolot Cerveceria has been operating our food truck since August 23rd, 2020 and has since achieved the following milestones:

While our profits and margins are low, we are using this time to create interest and awareness in the brewery. Primarily through social media as well as local news.

We have received a great deal of interest, as well as positive feedback on our food.

Below are various articles that have been published so far in regards to our opening.

https://www.firstcoastnews.com/article/life/food/first-coast-foodies/its-been-a-dream-san-marco-east-man-opening-restaurant-and-brewery-during-pandemic/77-bf23f61f-d8ad-4ebc-9f03-77299164ad16

https://www.jaxdailyrecord.com/article/tepeyolot-cerveceria-rolls-out-food-truck-ahead-of-october-brewpub-opening

https://www.bizjournals.com/jacksonville/news/2020/02/14/new-san-marco-brewery-aims-to-bring-mexican-lagers.html

https://www.actionnewsjax.com/news/local/duval-county/its-been-rough-local-brew-pub-expected-be-fully-operational-october/A3YOIG7UHJHS5OWGETRSK6A5R4/

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Tepeyolot Cerveceria has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

A challenge that had not been previously address in our Business Plan is the issue with COVID and the seating restrictions. We plan on tackling this issue by using food delivery services to help drive sales. By having a kitchen we will be allowed to stay open as a restaurant, even if bars have to close.

The potential issue with limited capacity is something we will address by proving quick and courteous service, to help streamline our guest's experience and ideally turn over tables more quickly.

Forecasted milestones

Tepeyolot Cerveceria forecasts the following milestones:

Have our SBA loan paid off by end of our 2nd year.

Turn a positive month as early as 4 months into full operation.

Achieve close to $1,000,000 revenue by the end of year 4.

Maintain our Gross Margins north of 70% during all of operation.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Tepeyolot Cerveceria to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Tepeyolot Cerveceria operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Tepeyolot Cerveceria is a newly established entity and has no history for prospective investors to consider.

Reliance on Management

As a securities holder, you will not be able to participate in Tepeyolot Cerveceria's management or vote on and/or influence any managerial decisions regarding Tepeyolot Cerveceria. Furthermore, if the founders or other key personnel of Tepeyolot Cerveceria were to leave Tepeyolot Cerveceria or become unable to work, Tepeyolot Cerveceria (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Tepeyolot Cerveceria and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Tepeyolot Cerveceria is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Tepeyolot Cerveceria might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Tepeyolot Cerveceria is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Tepeyolot Cerveceria nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Tepeyolot Cerveceria will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Tepeyolot Cerveceria is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tepeyolot Cerveceria will carry some insurance, Tepeyolot Cerveceria may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Tepeyolot Cerveceria could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Tepeyolot Cerveceria needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Tepeyolot Cerveceria or management), which is responsible for monitoring Tepeyolot Cerveceria's compliance with the law. Tepeyolot Cerveceria will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Tepeyolot Cerveceria is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Tepeyolot Cerveceria fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Tepeyolot Cerveceria, and the revenue of Tepeyolot Cerveceria can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Tepeyolot Cerveceria to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Tepeyolot Cerveceria. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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Investor Discussion

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Investor Perks

Tepeyolot Cerveceria is offering perks to early investors. You will earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Early Investor

As one of our first investors we will offer extra perks to the first round of investors which include:

An extra weekly growler

An extra $100 tab per month

An extra 5% off on our merchandise

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